EXHIBIT 99.1

Brookfield Business Partners to Acquire Controlling Stake in Leading Brazilian Fleet Management Company Ouro Verde

BROOKFIELD, NEWS, Sept. 04, 2018 (GLOBE NEWSWIRE) -- Brookfield Business Partners L.P. (NYSE:BBU) (TSX:BBU.UN) ("Brookfield Business Partners"), together with institutional partners (collectively "Brookfield"), announced today an agreement to acquire a 55% controlling interest in Ouro Verde Locação e Seviços S.A. (“Ouro Verde”), a leading Brazilian heavy equipment and light vehicle fleet management company for approximately $170 million (R$660 million).

Ouro Verde leases more than 25,000 heavy equipment and light vehicles under multi-year contracts and provides related maintenance, operations, and other services to a diversified base of leading Brazilian and global corporate clients.

“Having operated for more than 40 years, Ouro Verde has an experienced management team, nationwide presence, long-term client relationships, and a reputation for excellence in service,” said Alexandre Thiollier, Senior Vice President of Brookfield Business Partners in Brazil. “Given the resilience of the business and favorable growth trends within the fleet management industry in Brazil more broadly, we’re confident Ouro Verde is well positioned to capitalize on attractive growth opportunities. We look forward to partnering with management and contributing our expertise and presence in Brazil to further strengthen and grow the company.”

Investment highlights:

  Strong market position.  Ouro Verde has established itself as one of the leading heavy equipment and light vehicles fleet management companies in the Brazil, with a large multi-asset fleet and operations nationwide.

  Strong value proposition to a high quality client base.  Ouro Verde has a diversified base of corporate clients across the country and long-term relationships with key clients. It provides a highly competitive offering to clients, significantly reducing their cost of fleet ownership while providing valuable services that allow them to focus on their core business.

  Stable contracted cash flows.  Ouro Verde provides its services under multi-year contracts and has a high contract renewal rate. Ouro Verde has demonstrated consistent performance across economic cycles.

Funding
Brookfield Business Partners will commit to fund up to $70 million of the equity on closing using existing liquidity. Prior to or following closing, a portion of Brookfield Business Partners' investment may be syndicated to other institutional partners.

Closing
Closing of the transaction is subject to customary approvals and is expected to occur before the end of the year.

Brookfield Business Partners is a business services and industrial company focused on owning and operating high-quality businesses that benefit from barriers to entry and/or low production costs. Brookfield Business Partners is listed on the New York and Toronto stock exchanges. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Business Partners is the flagship listed business services and industrials company of Brookfield Asset Management Inc. (NYSE:BAM)(TSX:BAM.A)(EURONEXT:BAMA), a leading global alternative asset manager with more than $285 billion of assets under management. For more information go to www.brookfield.com.

For more information, please visit our website at https://bbu.brookfield.com or contact:

Media: Claire Holland Tel: (416) 369-8236 Email: claire.holland@brookfield.com	Investors: Gwyn Hemme Tel: (416) 359-8632 Email: gwyn.hemme@brookfield.com